SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instruction no. 358/02, as amended, Gol Linhas Aéreas Inteligentes S.A. (“Company”) hereby informs to its shareholders and to the public that its Board of Directors, at a meeting held on July 14, 2015, approved an increase in the capital stock of the Company, within the limits of the authorized capital, in accordance with article 6 of the Company’s Bylaws, in the amount of R$ 461,272,399.20 (four hundred and sixty-one million, two hundred and seventy-two thousand, three hundred and ninety-nine reais and twenty cents), increasing the capital stock of the Company from R$ 2,618,837,134.50 (two billion, six hundred and eighteen million, eight hundred and thirty-seven thousand, one hundred and thirty-four reais and fifty cents) to R$ 3,080,109,533.70 (three billion, eighty million, one hundred and nine thousand, five hundred and thirty-three reais and seventy cents), upon the issuance of 64,065,611 (sixty four million, sixty-five thousand, six hundred and eleven) preferred shares (“Capital Increase”).

As per Material Fact disclosed by the Company on July 10, 2015, the Capital Increase is part of a strategic transaction agreed upon by the Company, its controlling shareholder, Fundo de Investimento em Participações Volluto (“FIP Volluto”), and Delta Air Lines, Inc. (“Delta”), which establishes, in addition to the Capital Increase, (i) Delta’s commitment to guarantee a term loan to be entered into by the Company with third party lenders of up to US$300 million, with the guarantee in favor of such third party lenders secured by a first priority security interest in favor of Delta in common shares of Smiles S.A. held by the Company, and (ii) an extension and expansion of the Company’s commercial cooperation arrangements with Delta; it being understood that the consummation of each of such transactions is subject to conditions, including the execution and delivery of definitive documentation, regulatory approvals from the Brazilian antitrust authority, and other customary closing conditions.

FIP Volluto undertook to (i) invest up to US$90 million by exercising its statutory preemptive rights in the subscription of approximately 61% of the new shares to be issued in the Capital Increase, and (ii) assign to Delta its statutory preemptive rights to subscribe the eventual remaining shares after the exercise of the statutory preemptive rights of the remaining shareholders. Delta undertook to (i) exercise its statutory preemptive rights in the subscription of approximately 2,9% of the new shares to be issued in the Capital Increase, and (ii) exercise the statutory preemptive rights assigned by FIP Volluto in the subscription of the remaining shares after the exercise of the statutory preemptive rights of the remaining shareholders, in order to invest up to US$56 million. Such investments are subject to certain conditions set forth in the Investment Agreement executed by the Company, FIP Volluto and Delta on July 10, 2015.

The terms of the Capital Increase are as follows:

1. Total Amount of Capital Increase: R$ 461,272,399.20 (four hundred and sixty-one million, two hundred and seventy-two thousand, three hundred and ninety-nine reais and twenty cents), upon the private issuance of 64,065,611 (sixty four million, sixty-five thousand, six hundred and eleven) preferred shares, registered, book-entry and with no par value, being such amount totally allocated to the capital stock of the Company. Subject to the possibility of partial homologation of the Capital Increase, the capital stock of the Company shall increase from R$ 2,618,837,134.50 (two billion, six hundred and eighteen million, eight hundred and thirty-seven thousand, one hundred and thirty-four reais and fifty cents) to R$ 3,080,109,533.70 (three billion, eighty million, one hundred and nine thousand, five hundred and thirty-three reais and seventy cents), comprising 5,035,037,140 (five billion, thirty-five million, thirty-seven thousand, one hundred and forty) common shares and 203,383,968 (two hundred and three million, three hundred and eighty three thousand, nine hundred and sixty eight) preferred shares.

2. Number of Shares Issued: 64,065,611 (sixty four million, sixty-five thousand, six hundred and eleven) preferred shares. The shareholders of the Company may subscribe 0.226239102 preferred share arising out of the Capital Increase for each preferred share held by them, and may subscribe 0.006463974 preferred share arising out of the Capital Increase for each common share held by them, which corresponds to the proportional interest held by the shareholder in the Dividends, pursuant to article 5, paragraph 8 of the Bylaws.

3. Type of Share: preferred shares, with no par value, of registered type, identical, in all aspects, to those already outstanding. No common shares will be issued in the Capital Increase.

4. Issuance Price: the issuance price was fixed at R$ 7.20 (seven reais and twenty cents) per share.

5. Justification of the Issue Price: the issuance price of the Capital Increase shares was fixed, without unjustified dilution for the current shareholders of the Company, in accordance with article 170, paragraph 1st, item III, of Law No. 6,404/1976, as amended (“Corporations Act”). In order to determine the issuance price, the Company’s management took into consideration all the information available on the prices traded on the market, the methodologies permitted by article 170, paragraph 1st of the Corporations Act.

The Company’s management has also considered the particular details of the capital increase, which aims at allowing the capitalization of the Company, by means of committed investments of up to US$90 million by the controlling shareholder, and of up to US$56 million by Delta, in the context of the extension of the strategic alliance between the Company and Delta.

The Company’s management has concluded that the net worth value of the Company’s shares and the equity value obtained through the potential profitability of the Company are not proper methodologies for determining the issuance price at this moment, given the clear lack of factors suggesting that the intrinsic value of the Company is not reflected in trading price of the shares.

The Company’s management concluded that the weighted average of the prices of the Company’s shares listed in BM&FBOVESPA on the last 30 (thirty) trading sessions immediately prior to July 14, 2015 (inclusive) was the most appropriate methodology for determining the issuance price, in view of the liquidity of the Company’s shares in the market, which presented significant trading volumes and numbers, and due to the lack of external events which would suggest the use of another criteria. Additionally, the issuance price fixed pursuant to such methodology shall permit the Company to enforce the Delta Air Lines, Inc.’s investment commitment, subject to the other conditions set forth in the Investment Agreement executed on July 10, 2015.

6. Payment Terms: in cash, in Brazilian currency, upon the subscription and payment of the issuance price.

7. Destination of Proceeds: The proceeds obtained in the Capital Increase shall be used to strengthen the Company’s liquidity, capital structure and equity, to keep its growth plans and goals for both the short and long term, as well as performing other investments required and necessary for the sustainable growth of the Company and for creating value for its shareholders.

The strengthening of the Company’s liquidity, capital structure and equity is consistent with the already disclosed and consolidated policy of the Company to maintain significant liquid funds in order to guarantee the Company’s flexibility to respond to variations on the competitive conditions, on the cash generation and on the availability of third party funds. Given such purpose, the purpose of the Capital Increase shall be fulfilled upon the committed investment by the controlling shareholder of up to R$ 282,356,114.40 (two hundred and eighty-two million, three hundred and fifty-six thousand, one hundred and fourteen reais and forty cents), to strengthen the Company’s liquidity. For such reason, in the event that only the controlling shareholder subscribes its proportional part of the shares of the Capital Increase, and Delta or the market shareholders do not subscribe for their proportional part of the issued shares for any reason, the Company shall consider the purpose of the Capital Increase duly fulfilled due to the already significant strengthening of its liquidity.

8. Dilution: the dilution to shareholders that do not subscribe for any shares during the Capital Increase subscription period shall be of 18.449835926%, considering the subscription and payment of all shares of the Capital Increase, and of 12.164086985%, considering the subscription and payment of the Minimum Subscription (as defined below).

9. Holders of ADRs: the Directors have decided that the preemptive rights shall not be granted to holders of American Depositary Receipts (“ADRs”) issued by the Company, as permitted by the deposit agreement related to the ADRs.

10. Subscription Right: holders of common and preferred shares of the Company on July 15, 2015 shall be entitled to subscribe for new preferred shares arising out of the Capital Increase in the proportion of their interest in the capital stock, excluded treasury shares. After and including July 16, 2014, the shares shall be traded ex-right for subscription of the new issued shares.

11. Assignment of Rights: the shareholders who hold shares of the Company that are bookkept by Banco Itaú Unibanco S.A. that wish to assign their preemptive rights in the subscription of the new shares (including the right to subscribe for remaining shares), will be entitled to do so at one of the specialized branches of Banco Itaú Unibanco S.A. The shareholders whose shares are held in custody by BM&FBOVESPA shall refer to their custodian agents.

12. Subscription Procedures: the shareholders who holds shares of the Company that are bookkept by Banco Itaú Unibanco S.A. that wish to exercise their preemptive in the subscription of the new shares, shall seek specialized branches of Banco Itaú Unibanco S.A. to subscribe for the new shares upon execution of the applicable subscription bulletin (boletim de subscrição) and paying the applicable price. The subscription period shall be from July 16, 2015 until and including August 14, 2015. The shareholders whose shares are held at the BM&FBovespa Central Securities Depository (“Trustee Entity”) shall exercise their respective rights through their custody agents and in accordance with the rules set forth by the Trustee Entity, in accordance with the terms and conditions hereof. The shareholders shall indicate their interest in reserving eventual remaining shares in the applicable subscription bulletin (boletim de subscrição). The shareholder who, during the subscription period, elected to subscribe remaining shares, shall seek a branch of Banco Itaú Unibanco S.A. specialized in attending shareholders. The shareholders who hold shares held by the Trustee Entity shall exercise their respective rights through custody agents and in accordance with the rules set forth by the Trustee Entity, in compliance with the terms established in this Notice.

13. Remaining Shares: in the event the shares of the Capital Increase are not fully subscribed, after the expiration of the term provided for the exercise of the preemptive rights, the Company shall proceed to the apportionment of any remaining unsubscribed shares among the shareholders that expressed an interest in the remaining unsubscribed shares on their subscription bulletins, pursuant to the terms of article 171, paragraph 7, letter “b”, of Law No. 6.404/76. If unsubscribed shares remain after this apportionment, the Company shall not perform an auction (leilão das sobras) of the unsubscribed shares and shall confirm the partial capital increase by canceling the remaining unsubscribed shares, provided that the amount thus subscribed is of at least R$ 282,356,114.40 (two hundred and eighty-two million, three hundred and fifty-six thousand, one hundred and fourteen reais and forty cents) (“Minimum Subscription”). The management believes that the purpose of the Capital Increase is to strengthen the Company’s working capital, capital structure and equity (to the extent of the controlling shareholder’s commitment is invested and in accordance with the liquidity policies of the Company) shall be fulfilled if the amount of the Capital Increase exceeds the Minimum Subscription, even though the Capital Increase has not been fully subscribed. In possible apportionments of unsubscribed shares, the shareholders signalizing their interest in reserving unsubscribed shares in the subscription bulletin will have 5 (five) business days, counted from the publication of the Notice to the Shareholders by the Company, for subscribing the unsubscribed shares to be apportioned. In the event the amount subscribed does not reach such Minimum Subscription, the Company shall perform an auction (leilão das sobras) of the unsubscribed shares pursuant to the terms of article 171, paragraph 7, letter “b”, of Law No. 6.404/76.

14. Partial Homologation: after the subscription and payment of the Capital Increase, including the apportionment of remaining shares (rateio de sobras), as described above, in case the amount of the Capital Increase is not reached and the amount of the Minimum Subscription is reached, the Company shall not perform an auction of the remaining shares (leilão das sobras) and the Company shall call a new Meeting of the Board of Directors to confirm the partial Capital Increase.

In view of the possibility of partial homologation of the Capital Increase and seeking to ensure that the shareholders wishing to subscribe part of the Capital Increase may, upon exercising the subscription right, condition their investment decision on the final terms of the Capital Increase, each shareholder will be entitled, upon subscription, to condition the subscription of the capital increase it is entitled: (i) to the subscription of the maximum amount of the Capital Increase; (ii) to the subscription of a certain minimum amount of the Capital Increase, provided that such minimum amount is not less than the Minimum Subscription amount; (iii) to the receipt of all the shares subscribed; or (iv) to the receipt of shares only in such minimum number as may be necessary for continuing to hold their respective interests in the capital stock of the Company.

The shareholders wishing to exercise the rights provided in the above paragraph shall be required to do it upon election in the proper space in the subscription bulletin (boletim de subscrição), informing: (a) if such subscription is conditioned to the subscription of the total amount of the Capital Increase; or (b) the minimum amount of the Capital Increase to perform its respective subscription, which may not be less than the Minimum Subscription, and may not exceed the amount of the Capital Increase approved by the Company; or (c) one of the following alternatives: (1) I wish to receive all the shares subscribed by me; or (2) I wish to receive the minimum number of shares as may be necessary to keep holding my current interest in the capital stock of the Company. In case the shareholder has elected option (c)(2), it shall be required to provide the following information in the subscription bulletin (boletim de subscrição), so that the Company may refund the exceeding amounts (which shall be the total amount paid by the shareholder less the amount necessary to keep holding its proportional interest in the capital stock of the Company): bank, branch, account number, shareholder’s name or company name, CPF or CNPJ, its address and telephone number.

It shall not be possible to renegotiate subscription receipts of those shareholders who have exercised the subscription right in manner that may result future variations (in other words, any alternative other than item 14(c)(1), with the minimum amount equal to the Minimum Subscription) until the Capital Increase is duly confirmed. Thereby, the Company shall not be liable for any loss arising out of negotiation of subscription receipts, once they are subject to future and eventual conditions.

15. Dividends: the preferred shares now issued are in all aspects identical to those existing preferred shares and shall be fully entitled to all the benefits, including dividends and possible interest on capital remuneration which may be declared upon the confirmation of the Capital Increase.

16. Shareholders Assistance Locations: shareholders wishing to exercise their respective preemptive rights shall seek, within the subscription period, any branch of Banco Itaú Unibanco S.A., preferably one of the branches listed below, from Monday to Friday, at business hours:

Brasília

SCS Quadra 3 – Edifício D’Angela, 30, Bloco A, Sobreloja

CEP 70300-500

Centro - Brasília/DF

+55 61 3316 4850

Belo Horizonte

Avenida João Pinheiro, 195, Subsolo

Centro - Belo Horizonte/MG

CEP 30130-180

+55 31 3249 3524

Curitiba

Rua João Negrão, 65, Sobreloja

Centro - Curitiba/PR

CEP 80010-200

+55 41 3320 4128

Porto Alegre

Rua Sete de Setembro, 746, Térreo

Centro - Porto Alegre/RS

CEP 90010-190

+55 51 3210 9150

Rio de Janeiro

Avenida Almirante Barroso, 52, 2º Andar

Centro - Rio de Janeiro/RJ

CEP 20031-000

+55 21 3004-8240

São Paulo

Rua Boa Vista, 176, 1º Subsolo

Centro - São Paulo/SP

CEP 01092-900

+55 11 3247 3139

Salvador

Avenida Estados Unidos, 50, 2º Andar - (Edifício Sesquicentenário)

Comércio - Salvador/BA

CEP 40020-010

+55 71 3319 8010

17. Additional Information: additional information may be obtained from the Investors Relations Office of the Company at phone number (11) 2128-4700 or by e-mail ri@golnaweb.com.br. Additionally, more information regarding the Capital Increase and the conditions for the subscription and payment of the issued shares may be obtained from the Exhibit 30 (xxxii) of the CVM Instruction No. 480, of December 07, 2009, as amended by the Instruction 552/2014, which is attached to the minutes of the Board of Directors’ Meeting of the Company held on July 14, 2015.

São Paulo, July 14, 2015.

Edmar Prado Lopes Neto

Financial Vice-President Officer and Investor Relations Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.